EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

     Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2014	2013	2012	2011	2010

Income from continuing operations before income taxes and
income from partially owned entities	$563,316	$450,385	$59,102	$463,295	$582,403
Fixed charges	547,403	541,421	525,457	538,456	540,505
Income distributions from partially owned entities	96,286	54,030	226,172	93,635	61,037
Capitalized interest and debt expense	(62,786)	(42,303)	(16,801)	(1,197)	(864)
Preferred unit distributions	(50)	(1,158)	(9,936)	(16,853)	(18,192)

Earnings - Numerator	$1,144,169	$1,002,375	$783,994	$1,077,336	$1,164,889

Interest and debt expense	$467,715	$481,304	$484,794	$508,555	$509,912
Capitalized interest and debt expense	62,786	42,303	16,801	1,197	864
1/3 of rental expense – interest factor	16,852	16,656	13,926	11,851	11,537
Preferred unit distributions	50	1,158	9,936	16,853	18,192
Fixed charges - Denominator	547,403	541,421	525,457	538,456	540,505
Preferred share dividends	81,464	82,807	76,937	65,531	55,534
Combined fixed charges and preference dividends - Denominator	$628,867	$624,228	$602,394	$603,987	$596,039

Ratio of earnings to fixed charges	2.09	1.85	1.49	2.00	2.16

Ratio of earnings to combined fixed charges and preference dividends	1.82	1.61	1.30	1.78	1.95

         Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and (v) preferred unit distributions of the Operating Partnership. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.